

October 27, 2011

Via E-mail
Jueane Thiessen
Principal Executive Officer
Portlogic Systems, Inc.
100 King St. W.
Suite 5700
Toronto, Ontario, Canada, M5X1K7

      Re: Portlogic Systems, Inc.
              Form 10-K for the Fiscal Year Ended May 31, 2011
              Filed August 29, 2011
              File No. 001-34905

Dear Mrs. Thiessen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Stephen Krikorian

                      Stephen Krikorian
                      Accounting Branch Chief